

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

<u>Via E-mail</u>
George Culmer
Chief Financial Officer
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

  Re: Lloyds Banking Group plc
     Form 20-F for Fiscal Year Ended December 31, 2013
     Filed March 5, 2014
     File No. 001-15246

Dear Mr. Culmer:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Stephanie J. Ciboroski

          Stephanie J. Ciboroski
          Senior Assistant Chief Accountant